Exhibit 12

Friedman, Billings, Ramsey Group, Inc.
Computation of Ratio of Earnings to Fixed Charges
(dollars in thousands)

	Three Months
	Ended March 31, 2003	2002	2001	2000	1999	1998

Pre-tax income (loss) from continuing operations adjusted to exclude income or loss from equity investees	$6,315	$42,229	$(18,457)	$1,000	$(16,515)	$(14,051)

Distributed income of equity investees	$44	$14,089	$10,747	$12,036	$2,590	$1,353

Fixed charges:
Interest expense and amortization of debt discount and premium on all indebtedness	$1,646	$2,073	$1,083	$1,665	$1,323	$4,927
Rentals: Equipment and office rent expense - 33.33%	411	1,692	1,657	1,305	1,135	810

Total fixed charges	$2,057	$3,765	$2,740	$2,970	$2,458	$5,737

Pre-tax income (loss) from continuing operations before adjustments for income or loss from equity investments, plus distributed income of equity investees and fixed charges	$8,416	$60,083	$(4,970)	$16,006	$(11,467)	$(6,961)

Ratio of earnings to fixed charges	4.1	16.0	(A)	5.4	(A)	(A)

(A)  Due to the company’s losses in 2001, 1999 and 1998, the ratio coverage in these years was less than 1:1. The company must generate additional earnings of $7,710, $13,925 and $12,698, respectively, to achieve coverage of 1:1 in these years.